

STATEMENT OF FINANCIAL CONDITION
Albright Securities LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)
December 31, 2024
With Report of Independent Registered Public Accounting Firm

Albright Securities LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)
Audited Statement of Financial Condition
Year Ended December 31, 2024

Contents

Report of Independent Registered Public Accounting Firm 3

Audited Financial Condition
Statement of Financial Condition 4

Notes to the Statement of Financial Condition 5



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Ernst & Young Ltd.
62 Forum Lane
Camana Bay
P.O. Box 510
Grand Cayman KY1-1106
CAYMAN ISLANDS

Main tel: +1 345 949 8444
Fax: +1 345 949 8529
ey.com


Report of Independent Registered Public Accounting Firm


The Managing Member and the Shareholder
Albright Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Albright Securities LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young Ltd.

We have served as the Company's auditor since 2024.

Grand Cayman, Cayman Islands
March 21, 2025

3

ALBRIGHT SECURITIES LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024
(expressed in United States dollars)

ASSETS

Current assets		
Cash	$	18,345
Prepaid expenses		1,150
Total assets	$	19,495

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	0
Total liabilities		0
Member's equity		
Capital		422,614
Deficit		(403,119)
Total member's equity		19,495
Total liabilities and member's equity	$	19,495

See accompanying notes.

ALBRIGHT SECURITIES LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024
(Expressed in United States dollars)

1. Operations

Albright Securities LLC (the "Company") is a limited liability company that was formed in the state of Delaware in January 2005 and commenced operations on June 1, 2005. The Company registered as a broker dealer with the Securities and Exchange Commission (SEC) on January 11, 2006, and was approved for membership by the Financial Industry Regulatory Authority (FINRA) on the same date. The Company is a wholly-owned subsidiary of Albright Capital Management LP ("ACM"). ACM focuses on the emerging markets and launched its flagship private fund (the "Flagship Fund") in January 2007. The Company was formed primarily to serve as the private placement agent in connection with one or more private funds sponsored by ACM.

In accordance with FINRA NTM 16-37, the Company applied for and was granted Capital Acquisition Broker ("CAB") status on May 11, 2017. The Company concluded that it's expected activities were consistent with the limitations imposed on CABs under CAB Rule 016. The Company undertakes to obtain the prior written approval of FINRA pursuant to FINRA CAB Rule 116 before removing or modifying any restrictions imposed or before effecting a material change in business operations and file a written notice and application with FINRA at least 30 days prior to effecting a change in ownership or control pursuant to FINRA CAB Rule 116.

The Company's activities are limited to acting as a private placement broker and it operates at the $5,000 net capital level. It neither carries customer accounts nor holds customer cash or securities. The Company does not act as a dealer or market maker. It has not executed any securities transactions since it commenced operations.

Pursuant to the terms of the Limited Liability Company Agreement (the "Agreement") dated January 28, 2005, the Company may be dissolved, and its affairs wound up upon the first to occur of the following: (i) the written consent of ACM, (ii) at any time there are no members of the Company, unless the business of the Company is continued in a manner permitted by the Delaware Limited Liability Act (the "Act"), (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act, or (iv) the occurrence of any other event resulting, under non-waivable provisions of the applicable law, in the dissolution of the Company.

In accordance with the Agreement, except as otherwise provided by the Act and the Company's expense sharing agreement (Note 5), the debts and obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and ACM shall not be obligated personally for such debt, obligation or liability of the Company solely by reason of being a member of the Company.

ALBRIGHT SECURITIES LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION, Cont'd.

DECEMBER 31, 2024
(Expressed in United States dollars)

2. Significant accounting policies

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The significant accounting policies are as follows:

(a) Cash
Cash comprises cash held in one bank.

(b) Income
Income is recognized as earned on an accrual basis.

(c) Expenses
Expenses are recognized on an accrual basis.

(d) Financial instruments
The fair values of the Company's assets and liabilities that qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825, Financial Instruments, approximate the carrying amounts presented in the statement of financial condition.

(e) Use of estimates
The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

(f) Taxation
No provision for federal and state income taxes has been made since the Company is not a taxable entity. ACM is individually liable for the taxes on its share of the Company's income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2024, the Company did not have any unrecognized tax liabilities.

ALBRIGHT SECURITIES LLC

(A Wholly Owned Subsidiary of Albright Capital Management LP)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION, Cont'd.

DECEMBER 31, 2024
(Expressed in United States dollars)

2.   Significant accounting policies (Cont'd.)

The Company recognizes interest and penalties, if any, related to unrecognized tax exposures. During the year, the Company did not accrue any interest or penalties.

3.   Net capital requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2024, Company had net capital of $18,345, which exceeded the required net capital by $13,345. At December 31, 2024, the Company had a ratio of aggregate indebtedness to net capital of 0.00 to 1.

The ability of the Company to continue its operations is dependent upon the continued financial support from ACM. The statement of financial condition has been prepared on the assumption that ACM will continuously provide financial support to the Company. During the year ended December 31, 2024, ACM made cash contributions of $20,000 to provide the Company with additional working capital.

4.   FOCUS (Form X-17a-5) Report

A copy of the Company's most recent, quarterly unaudited FOCUS (Form X-17a-5) Report (December 31, 2024) including Supplemental FOCUS Information and a Supplementary Schedule to the Statement of Income (Loss) is available for examination at the principal office of the Company and at the regional office of the SEC.

(Expressed in United States dollars)

5. Related party transactions

For the year ended December 31, 2024, the Company shared office space with ACM. In accordance with an expense sharing agreement between the Company and ACM, ACM has not allocated rent, overhead, executives' salaries, audit, and tax service expenses, and other miscellaneous office expenses to the Company. The Company amended the expense sharing agreement in July 2014 to include; (1) any expenses payable by the Company that are unpaid and attributable to the Company will be included in the Company's net capital computation by adjustments which reduce net capital and increase aggregate indebtedness by the amount of such unpaid expenses, (2) if an expense results in payment owed to a vendor or third party, the vendor or third party must agree in writing that the Company is not directly or indirectly liable to the vendor or third party for the expense, (3) the Company has no obligation, direct or indirect, to reimburse or otherwise compensate ACM or any party for the costs related to the activities of the Company other than as otherwise provided in the agreement and (4) ACM will not commence allocating expenses to the Company until the first month during which the Company commences operations as a broker. Prior year expenses paid for by ACM will not be apportioned back to the Company. In accordance with provisions of SEC Rule 17a-3(a)(1) and (a)(2), the Company monitors and maintains a separate record of such expenses. For the year ended December 31, 2024, such expenses amounted to $92,109.

ACM has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate any party for these expenses.

For the year ended December 31, 2024, the Company has reimbursed $708 of direct expenses paid by ACM on behalf of the Company.

6. Commitments and Contingencies

At December 31, 2024, the Company did not have any commitments or contingencies.

7. Subsequent Events

Subsequent events have been evaluated from January 1, 2025 through March 21, 2025, the date the statement of financial condition was available to be issued.